SUB-ITEM 77I

At a special meeting of the shareholders of Municipal Auction Rate Cumulative Preferred Shares ("ARPS") of MFS High Yield Municipal Trust (the "Trust") held on August 31, 2012, the shareholders of ARPS represented in person or by proxy voted to amend the Trust's By-Laws to replace Standard & Poor's, a division of The McGraw-Hill Companies, Inc. with Fitch, Inc. as a rating agency for the Trust's ARPS and make other noted changes. A copy of such amended By-Laws is filed as an exhibit hereto under Sub-Item 77Q1(a).

The Trust issued shares of a new series of preferred shares, Variable Rate Municipal Term Preferred Shares ("VMTP"), as stated in the Statement Establishing and Fixing the Rights and Preferences of VMTP ("Statement of VMTP"). A copy of such Statement of VMTP is filed as an exhibit hereto under Sub-Item 77Q1(a).